EXHIBIT 99.1

Infosys Technologies Limited
Regd. Office : Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited financial results for the quarter ended June 30, 2004

	(in Rs. crore, except per share data)
	Quarter ended		Year ended
	June 30,		March 31,
	2004	2003	2004
Income from software services and products
Overseas	1,447.42	1,058.65	4,694.69
Domestic	23.97	23.33	66.20
Total	1,471.39	1,081.98	4,760.89
Software development expenses	791.91	572.78	2,495.31
Gross profit	679.48	509.20	2,265.58
Selling and marketing expenses	87.39	79.72	335.08
General and administration expenses	101.24	81.18	346.85
Operating profit before interest, depreciation and amortization	490.85	348.30	1,583.65
Interest	–	–	–
Depreciation and amortization	49.38	44.26	230.90
Operating profit after interest, depreciation and amortization	441.47	304.04	1,352.75
Other income	17.99	32.44	127.39
Provision for investments	(0.01)	6.36	9.67
Profit before tax	459.47	330.12	1,470.47
Provision for taxation	65.00	52.00	227.00
Profit after tax	394.47	278.12	1,243.47
Paid-up equity share capital (par value Rs. 5/- each, fully paid) *	33.43	33.12	33.32
Reserves *	3,695.78	3,106.71	3,220.11
Earnings per share (par value Rs. 5/- each) **
Basic **	14.77	10.50	46.84
Diluted **	14.51	10.46	46.26
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	NA	NA	14.50
Final dividend *	NA	NA	15.00
One-time special dividend *	NA	NA	100.00
Total dividend *	NA	NA	129.50
Total dividend percentage (%) *	NA	NA	2,590
Aggregate of non-promoters’ shareholding (unaudited) (see note 10)
Number of shares *	5,21,43,475	4,74,21,771	4,89,71,061
Percentage of shareholding *	77.98	71.58	73.50

*	The amounts are presented without adjusting for the issue of bonus shares.

**	Shares have been adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as required by Accounting Standard 20 (AS 20) on Earnings Per Share.

Segment reporting

	(in Rs. crore)
	Quarter ended		Year ended
	June 30,		March 31,
	2004	2003	2004
Revenue by industry segment
Financial services	489.59	400.97	1,722.08
Manufacturing	227.65	170.54	716.47
Telecom	256.38	156.14	774.83
Retail	171.91	127.38	563.16
Others	325.86	226.95	984.35
Total	1,471.39	1,081.98	4,760.89
Less: Inter-segment revenue	–	–	–
Net revenue from operations	1,471.39	1,081.98	4,760.89
Segment profit before tax and interest:
Financial services	168.79	119.81	559.66
Manufacturing	70.44	54.00	225.38
Telecom	63.93	49.12	263.38
Retail	71.66	49.17	211.29
Others	116.03	76.20	323.94
Total	490.85	348.30	1,583.65
Less : Interest	–	–	–
Less : Other un-allocable expenditure
(excluding un-allocable income)	49.38	44.26	230.90
Operating profit before tax	441.47	304.04	1,352.75

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industry verticals comprise the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

Note:

1.	The above audited quarterly results have been taken on record by the Board of Directors at its meeting held on July 13, 2004. There are no qualifications in the auditors’ reports issued for these periods.

2.	Other information:

	(in Rs. crore)
	Quarter ended		Year ended
	June 30,		March 31,
	2004	2003	2004
Staff costs	691.27	537.00	2,365.86
Items exceeding 10% of aggregate expenditure	–	–	–
Details of other income:
Interest on deposits	19.63	22.75	82.88
Dividends	8.64	–	17.40
Miscellaneous income	1.98	1.83	7.68
Exchange differences	(12.26)	7.86	19.43

Total	17.99	32.44	127.39

3.	Information on investor complaints pursuant to clause 41 of the listing agreement for the quarter ended June 30, 2004

Nature of complaints received	Opening balance	Additions	Disposals	Closing balance
Dividend related	–	41	41	–

4.	On April 8, 2004, the Board approved the formation of a new wholly-owned subsidiary, Infosys Consulting, Inc., incorporated in Texas, USA (Infosys Consulting), to enhance consulting capabilities of Infosys’ Global Delivery Model. The Board approved an investment of up to US$ 20 million in Infosys Consulting. As of June 30, 2004, the company had invested US$ 5 million (Rs. 21.97 crore) in the subsidiary.

5.	Pursuant to the revision of Accounting Standard 11 (AS 11) on Accounting for the Effects of Changes in Foreign Exchange Rates, the company revised its accounting policy relating to forward exchange contracts as of April 1, 2004. Accordingly, the company has marked-to-market its forward exchange contracts as of June 30, 2004 and the profits for the quarter ended June 30, 2004 are lower by Rs. 32.41 crore.

6.	The final dividend of Rs. 15/- per share for the financial year ended March 31, 2004 and the special one-time dividend of Rs.100/- per share was approved by the shareholders in the Annual General Meeting held on June 12, 2004 and the same was paid on June 14, 2004.

7.	In its Annual General Meeting held on June 12, 2004, shareholders approved the issue of three bonus shares for each equity share in India, and a stock dividend of two ADSs for every ADS in USA. The bonus shares were allotted on July 3, 2004 .

8.	In the Annual General Meeting, shareholders approved the delisting of company shares from Bangalore Stock Exchange. The shares were delisted on June 22, 2004.

9.	During the quarter ended June 30, 2004 and 2003 and the year ended March 31, 2004, the company issued 2,26,978; 6,288 and 3,97,978 equity shares respectively, pursuant to the exercise of stock options by certain employees under the 1998 and 1999 stock option plans.

10.	Mr. N. S. Raghavan retired from the company on February 7, 2000 and is not actively involved in the company’s operations. Due to this, the company sought the approval of SEBI to exclude Mr. Raghavan and his family’s share ownership from being classified as promoters’ holdings. Consequent to the approval from SEBI, Mr. Raghavan and his family’s holdings are disclosed above as non-promoter holdings effective this quarter.

Audited consolidated financial results of Infosys Technologies Limited and its subsidiaries

	(in Rs. crore, except per share data)
	Quarter ended		Year ended
	June 30,		March 31,
	2004	2003	2004
Income from software services, products and business process management
Overseas	1,493.45	1,071.38	4,786.72
Domestic	23.93	23.32	66.23
Total	1,517.38	1,094.70	4,852.95
Software development expenses and business process management expenses	805.22	579.60	2,538.67
Gross profit	712.16	515.10	2,314.28
Selling and marketing expenses	105.21	81.64	350.90
General and administration expenses	117.68	82.98	369.19
Operating profit before interest, depreciation and amortization	489.27	350.48	1,594.19
Interest	–	–	–
Depreciation and amortization	52.53	45.14	236.73
Operating profit after interest, depreciation and amortization	436.74	305.34	1,357.46
Other income	15.70	31.94	123.38
Provision for investments	(0.01)	6.36	9.67
Profit before tax	452.45	330.92	1,471.17
Provision for taxation	64.11	52.00	227.54
Profit after tax	388.34	278.92	1,243.63
Paid-up equity share capital (par value Rs. 5/- each, fully paid) *	33.43	33.12	33.32
Reserves *	3,685.96	3,104.35	3,216.26
Preference shares issued by subsidiary	93.50	49.00	93.56
Earnings per share (par value Rs. 5/- each) **
Basic **	14.54	10.53	46.85
Diluted **	14.29	10.49	46.27
Dividend per share (par value Rs. 5/- each) *
Interim dividend *	NA	NA	14.50
Final dividend *	NA	NA	15.00
One-time special dividend *	NA	NA	100.00
Total dividend *	NA	NA	129.50
Total dividend percentage (%) *	NA	NA	2,590
Aggregate of non-promoters’ shareholding (unaudited) (see note 10)
Number of shares *	5,21,43,475	4,74,21,771	4,89,71,061
Percentage of shareholding *	77.98	71.58	73.50

*	The amounts are presented without adjusting for the issue of bonus shares.

**	Shares have been adjusted for the issue of bonus shares in the ratio of 3:1 allotted on July 3, 2004, as required by Accounting Standard 20 (AS 20) on Earnings Per Share.

Note:

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses, after eliminating intra-group balances and transactions and resulting unrealized gains / losses. The consolidated financial statements are prepared by applying uniform accounting policies.

By order of the Board
for Infosys Technologies Limited

Bangalore, India	S. Gopalakrishnan	Nandan M. Nilekani
July 13, 2004	Chief Operating Officer and	Chief Executive Officer,
	Deputy Managing Director	and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the three months ended June 30, 2004, prepared as per US GAAP. The summary of the above financial statements is as follows:

	(in US$ million, except per ADS data)
	Three months ended		Year ended
	June 30,		March 31,
	(Unaudited)		(Audited)
	2004	2003	2004
Revenues	335	233	1,063
Cost of revenues	190	133	602
Gross profit	145	100	461
Net income	83	58	270
Earnings per American Depositary Share *
Basic *	0.31	0.22	1.03
Diluted *	0.31	0.22	1.01
Total assets	980	771	1,132
Cash and cash equivalents	283	381	445
Liquid mutual fund units	185	22	218

*	No. of shares for all periods presented have been adjusted for a two for one stock dividend to ADS holders. Currently, each ADS represents one equity share.

The reconciliation of net income as per Indian GAAP and US GAAP is as follows:

	(in US $ million)
	Three months ended
	June 30,		Year ended
	(Unaudited)		March 31,
	2004	2003	2004
Consolidated net income as per Indian GAAP	86	59	272
Amortization of deferred stock compensation expense	–	(1)	(3)
Deferred taxes	1	–	(1)
Gain on forward foreign exchange contracts	(4)	–	4
Others	–	–	(2)
Consolidated net income as per US GAAP	83	58	270

Safe harbor : Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding the success of its investments, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.